Exhibit 99.1

AGENDA FOR THE ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 29, 2015

Ordinary Matters

1.	Approval of the statutory financial statements for the year ended December 31, 2014

2.	Approval of the consolidated accounts for the year ended December 31, 2014

3.	Appropriation of net loss for the year ended December 31, 2014

4.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

5.	Approval of the compensation plan for non-executive directors

6.	Appointment of Mr. Georges Karam as director

7.	Appointment of Mr. Zvi Slonimsky as director

Extraordinary Matters

8.	Subject to the condition precedent that the appointment of Mr. Zvi Slonimsky as director is approved, issuance of 60,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. James Patterson, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, and Mr. Yves Maitre; powers to be granted to the Board of Directors

9.	Authorization given to the Board of Directors to grant stock subscription options, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

10.	Authorization granted to the Board of Directors to issue stock subscription warrants (“stock warrants”), and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

11.	Setting an overall ceiling of 1,350,000 for issues of stock subscription options and stock warrants.

12.	Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €400,000 by issuing shares and/or securities that confer rights to Sequans Communications S.A.’s (the “Company”) equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

13.	Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

14.	Powers and formalities

RESOLUTIONS

I. ORDINARY MATTERS

FIRST RESOLUTION

APPROVAL OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 – DISCHARGE TO BE GRANTED TO THE DIRECTORS AND STATUTORY AUDITORS

After having heard the reading of the Board of Directors’ management report and the statutory auditor’s general report on the year ended December 31, 2014, the general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, approves the financial statements for that year as presented, which report a loss of €23,929,449 for the parent company, Sequans Communications S.A.

The general shareholders’ meeting also approves the transactions reported in those financial statements or summarized in those reports.

Consequently, the general shareholders’ meeting grants the directors and statutory auditors a discharge for the performance of their duties during the past year.

Thereafter, the officers of the shareholders’ meeting noted that for the purpose of approving agreements within the scope of Article L. 225-38 of the French Commercial Code (Code de Commerce), the quorum met by the shareholders’ meeting exceeded one-fourth of the shares with voting rights.

Consequently, the general shareholders’ meeting could validly vote on whether to approve such agreements.

Thereupon, the Chairman put the next resolution to a vote.

SECOND RESOLUTION

APPROVAL OF THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2014

After having heard the reading of the Board of Directors’ management report and the statutory auditor’s general report on the year ended December 31, 2014, the general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, approves the consolidated accounts for the year ended December 31, 2014, as presented in these accounts and the operations set forth or summarized in these accounts and reports and which result in a consolidated loss of USD 34,124,563 for the parent company, Sequans Communications S.A.

THIRD RESOLUTION

APPROPRIATION OF NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2014

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, after having heard the reading of the Board of Directors’ management report, resolves to appropriate as follows the loss for the year in the amount of € 23,929,449:

•	entirely to the “Retained Earnings/Loss” account, which as a result thereof will have a negative balance of: € 104,460,929

Furthermore, the general shareholders’ meeting acknowledges that no dividends have been distributed during the preceding five fiscal years.

FOURTH RESOLUTION

AGREEMENTS WITHIN THE SCOPE OF ARTICLE L. 225-38 OF THE FRENCH COMMERCIAL CODE

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, approves, in accordance with the requirements of the last paragraph of Article L. 225-40 of the French Commercial Code, the agreements referred to in the provisions of Article L. 225-38 of the same Code and described in the statutory auditor’s special report.

Shareholders with an interest in the agreements in question do not take part in the vote.

FIFTH RESOLUTION

APPROVAL OF THE COMPENSATION PLAN FOR NON-EXECUTIVE DIRECTORS

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, after having heard the reading of the Company’s Board of Directors’ report,

Resolves to approve the compensation plan for non-executive directors pursuant to which:

(i)	Each non-executive director will receive directors’ fees as follows:

	-	Basic directors’ fees	US$	20,000 per year

	-	Special directors’ fees paid in consideration for a director’s membership on certain committees

		• Member of the Audit Committee	US$	6,000 per year
		• Chair of the Audit Committee	US$	12,000 per year

		• Member of the Compensation Committee	US$	4,500 per year
		• Chair of the Compensation Committee	US$	9,000 per year

		• Member of the Governance Committee	US$	2,500 per year
		• Chair of the Governance Committee	US$	5,000 per year

No director may be a member of more than two committees or chair more than one committee.

(ii)	Each non-executive director may be reimbursed for reasonable travel expenses, upon presentation of receipts.

(iii)	The lead independent director will receive an additional fee of US$ 20,000 per year.

SIXTH RESOLUTION

RENEWAL OF APPOINTMENT OF MR. GEORGES KARAM AS DIRECTOR

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, after having heard the reading of the Company’s Board of Directors’ report, resolves to appoint Mr. Georges Karam as a director of the Company, for a new term of office of three (3) years, which shall expire at the conclusion of the annual ordinary general shareholders’ meeting that will be held in 2018.

- 2/9 -

Mr. Karam has already given notice that he would accept the office to which he has just been appointed and has represented that he does not hold any other office with other companies in France that would prevent him from accepting said duties.

SEVENTH RESOLUTION

RENEWAL OF APPOINTMENT OF MR. ZVI SLONIMSKY AS DIRECTOR

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, after having heard the reading of the Company’s Board of Directors’ report, resolves to appoint Mr. Zvi Slonimsky as a director of the Company, for a new term of office of three (3) years, which shall expire at the conclusion of the annual ordinary general shareholders’ meeting that will be held in 2018.

Mr. Slonimsky has already given notice that he would accept the office to which he has just been appointed and has represented that he does not hold any other office with other companies in France that would prevent him from accepting said duties.

II. EXTRAORDINARY MATTERS

EIGHTH RESOLUTION

SUBJECT TO THE CONDITION PRECEDENT THAT THE APPOINTMENT OF MR. ZVI SLONIMSKY AS DIRECTOR IS APPROVED, ISSUANCE OF 60,000 STOCK SUBSCRIPTION WARRANTS – ESTABLISHING THE CONDITIONS FOR EXERCISING THE STOCK WARRANTS AND ADOPTION OF AN ISSUANCE AGREEMENT - REVOCATION OF SHAREHOLDERS’ PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF MR. ALOK SHARMA, MR. JAMES PATTERSON, MR. ZVI SLONIMSKY, MR. DOMINIQUE PITTELOUD, MR. HUBERT DE PESQUIDOUX AND MR. YVES MAÎTRE; POWERS TO BE GRANTED TO THE BOARD OF DIRECTORS

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

After having studied (i) the Board of Directors’ report and (ii) the Company’s statutory auditor’s report,

Subject to the condition precedent that, for Mr Slonimsky, subject to his appointment to office as provided for in the SEVENTH resolution above.

Having regard to Articles L.228-91 et seq. of the French Commercial Code,

1.)	Resolves to issue 60,000 stock subscription warrants (hereinafter, “stock warrants”) for a price of €0.01 each, i.e., a total amount of €600.

2.)	Resolves that at the time of exercise, the par value and issue premium of the stock warrants must be paid in full by a cash payment, a transfer to any of the bank accounts opened in the Company’s name with a bank or a setoff against a claim held against the Company for directors’ fees.

3.)	Resolves that subscriptions will be accepted from the conclusion of this shareholders’ meeting until July 15, 2015, inclusive, at the Company’s principal office. Payments must be made within a period of ten days following the subscription.

4.)	Resolves that each stock warrant shall entitle the holder thereof to acquire one new ordinary share of the Company with a par value of €0.02 (hereinafter, “New Share”).

5.)	Resolves to delegate to the Board of Directors the authority to certify the exercise price of the stock warrants, with the right to subdelegate its authority in accordance with applicable statutory and regulatory requirements. Such exercise price shall be equal to the closing price of the Sequans Communications share on the New York Stock Exchange (“NYSE”) on this 29th day of June 2015.

6.)	Resolves that the New Shares subscribed by exercising the stock warrants shall be subscribed for cash and paid in full at the time of the subscription, in cash or by a setoff against a claim held against the Company. These New Shares shall be subject to all provisions of the Articles of Incorporation and Bylaws and, if applicable, shall enjoy all rights pertaining to shares in that class, as of the date the capital increase is completed.

7.)	Authorizes the Board of Directors to increase stated capital by a maximum nominal amount of €1200, which, on the basis of the issuance of 60,000 New ordinary Shares with a par value of €0.02 each, corresponds to the exercise of 60,000 stock warrants.

8.)	Resolves to approve the terms and conditions governing the stock warrants, as set forth in the stock warrant issuance agreement (hereinafter, “Stock Warrants Issuance Agreement”) appended to these resolutions as Attachment A, and adopts all provisions of said Stock Warrant Issuance Agreement, which provide inter alia that the period during which the stock warrants may be exercised shall expire ten years from the date of issuance, i.e., June 29, 2025.

9.)	Resolves to set as follows the vesting conditions for the stock warrants, the subscription of 10,000 stock warrants each being reserved for Mssrs. Alok Sharma, James Patterson, Zvi Slonimsky, Hubert de Pesquidoux, Dominique Pitteloud and Yves Maître :

•	Provided that he still holds the office of director on each exercise date, one-third of the stock warrants for which he subscribes may be exercised each year as follows: (i) one-third on the date of the first anniversary of the date they are granted; (ii) two-thirds on the date of the second anniversary; and (iii) without restriction on the date of the third anniversary.

10.)	Acknowledges and confirms, to the extent necessary, that in accordance with Article L. 225-132 of the French Commercial Code, the decision of this shareholders’ meeting to issue the stock warrants constitutes an automatic waiver by the shareholders, in favor of the holder of the stock warrants, of their preemptive subscription right to the shares that may be subscribed by exercising and presenting such stock warrants. Said waiver shall accrue in favor of the holder of the stock warrants on the date they are exercised.

- 3/9 -

11.)	Resolves that the holder of the stock warrants shall benefit from the protections afforded by the statutes and regulations to holders of stock warrants, in accordance with the requirements prescribed for this class of securities that confer equity rights, and as set forth in the Stock Warrant Issuance Agreement.

12.)	In consequence of the foregoing, the shareholders’ meeting delegates to the Board of Directors full powers to carry out the increase of stated capital resulting from the exercise of the stock warrants, and in particular to:

(i)	Inform the beneficiaries of the stock warrants, collect the subscription price for said stock warrants and perform all necessary formalities;

(ii)	Carry out the increase of stated capital resulting from the exercise of the stock warrants and, in particular, to:

•	Collect the subscriptions and the payments of the price of the shares issued pursuant to the exercise of these stock warrants;

•	If applicable, certify, at any time or at the first Board of Directors’ meeting following the end of each year, the number and par value of the shares subscribed by the holders of stock warrants and the corresponding capital increases;

•	Make the necessary amendments to the Company’s Articles of Incorporation and Bylaws and perform all necessary formalities;

•	Take in due course all measures that may be necessary to preserve the rights of the holders of stock warrants in the cases prescribed by law and in accordance with the requirements of the issuance agreements. However, during the entire period of validity of the stock warrants, the Company shall be entitled (i) to change its legal form or corporate purposes without obtaining the prior authorization of the stock warrant holders and (ii) to amend the rules for distributing profits, redeem its capital and create preferred shares that result in such amendment or redemption, provided it is authorized to do so in accordance with the requirements of Article L.228-103 of the French Commercial Code and that, in consequence thereof, the Company takes the measures necessary to preserve the holders’ rights, in compliance with applicable statutory and/or regulatory provisions.

•	In general, to enter into all agreements, take all measures, perform all formalities with respect to the issuance, listing, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Articles of Incorporation and Bylaws.

13.)	Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.125-32 of the French Commercial Code and to reserve to Mr. Alok Sharma the subscription for 10,000 stock warrants.

14.)	Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.125-32 of the French Commercial Code and to reserve to Mr. James Patterson the subscription for 10,000 stock warrants.

15.)	Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.125-32 of the French Commercial Code and to reserve to Mr. Zvi Slonimsky the subscription for 10,000 stock warrants.

16.)	Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.125-32 of the French Commercial Code and to reserve to Mr. Dominique Pitteloud the subscription for 10,000 stock warrants.

17.)	Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.125-32 of the French Commercial Code and to reserve to Mr. Hubert de Pesquidoux the subscription for 10,000 stock warrants.

18.)	Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.125-32 of the French Commercial Code and to reserve to Mr. Yves Maître the subscription for 10,000 stock warrants.

19.)	Lastly, resolves that, within 15 days from this general shareholders’ meeting, the Board of Directors shall prepare an additional report on the exact impact of the issuance of the stock warrants on the position of holders of equity shares or securities, on the basis of the exercise price set by the Board of Directors, or pursuant to a subdelegation in accordance with applicable statutory and regulatory requirements. Such price shall be reported to the next general shareholders’ meeting.

NINTH RESOLUTION

AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO GRANT STOCK SUBSCRIPTION OPTIONS, AND REVOCATION OF SHAREHOLDERS’ PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF THE BENEFICIARIES OF SUCH OPTIONS; CONDITIONS ATTACHED TO SUCH AUTHORIZATION; POWERS TO BE GRANTED TO THE BOARD OF DIRECTORS

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, after having studied (i) the Board of Directors’ report and (ii) the Company’s statutory auditor’s report, acting in accordance with Articles L. 225-177 et seq. of the French Commercial Code,

1.)	Authorizes the Board of Directors to issue, when it deems appropriate, stock subscription options (“Options”), on one or more occasions, to the employees of the Company’s subsidiaries, as well as to the Company’s employees and corporate officers.

2.)	Resolves that the Options granted pursuant to this authorization shall not confer the right to acquire a total number of shares greater than one million three hundred fifty thousand (1,350,000) shares with a par value of €0.02, and further subject to the overall limit set forth in the ELEVENTH RESOLUTION.

3.)	Resolves that each Option shall entitle the beneficiary thereof to acquire one share in the Company with a par value of €0.02 (hereinafter, “New Share”) at the market value of the Company’s shares, as determined on the date the Board of Directors actually grants said Option, and delegates to the Board of Directors the authority to certify the exercise price, with the right to subdelegate its authority in accordance with applicable statutory and regulatory requirements. Such exercise price shall be equal to the closing price of the Sequans share on the NYSE on the date said Option is actually granted.

4.)	Resolves that the Options must be exercised within a period of ten years from the date said Options are granted, and that they shall cease to be valid after such date.

- 4/9 -

5.)	Resolves that the New Shares subscribed by exercising the Options shall be subscribed for cash and paid in full, in cash, at the time of the subscription. Such New Shares shall be subject to all provisions of the Articles of Incorporation and Bylaws applicable to shares of the same class and shall enjoy all rights pertaining thereto as of the date the capital increase is completed.

6.)	Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of the Options, by the shareholders, of their preemptive subscription rights to the New Shares that will be issued as said Options are exercised. The increase in stated capital resulting from the exercise of the Options shall be definitively completed merely as the result of a statement that the Options are being exercised, accompanied by the subscription forms and payment of the subscription price.

7.)	Confers full powers on the Board of Directors to implement this authorization and, in particular, to:

•	Determine the beneficiaries of the Options, in compliance with statutory provisions, as well as the number [of Options] to be granted to each one, free of charge;

•	Determine the exercise price for these Options in accordance with the procedures established by said general shareholders’ meeting, in accordance with applicable statutes and regulations;

•	Determine the conditions for exercising these Options, in particular the dates for exercising the Options;

•	Determine the procedure by which the rights of the beneficiaries of the Options will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the Options are still valid that can be carried out only by preserving the rights of said beneficiaries;

•	Inform the beneficiaries of the Options, collect the subscriptions and payments of the price of the shares issued pursuant to the exercise of such Options and certify completion of the corresponding capital increases;

•	In general, to enter into all agreements, take all measures, perform all formalities with respect to the issuance, listing, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Articles of Incorporation and Bylaws.

In accordance with the provisions of Article 225-184 of the French Commercial Code, each year, at the ordinary general shareholders’ meeting, the Board of Directors shall inform the shareholders in a special report of the transactions carried out pursuant to this resolution.

8.)	Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this authorization.

9.)	Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to grant stock subscription options and revoke shareholders’ preemptive subscription rights in favor of the beneficiaries of such options.

TENTH RESOLUTION

AUTHORIZATION GRANTED TO THE BOARD OF DIRECTORS TO ISSUE STOCK SUBSCRIPTION WARRANTS, AND REVOCATION OF SHAREHOLDERS’ PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF THE SUBSCRIBERS FOR SUCH WARRANTS; CONDITIONS ATTACHED TO SUCH AUTHORIZATION

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, after having studied (i) the Board of Directors’ report and (ii) the Company’s statutory auditor’s report, acting in accordance with Articles L. 228-91 et seq. of the French Commercial Code,

1.)	Authorizes the Board of Directors to issue, when it deems appropriate, stock subscription warrants (“stock warrants”), on one or more occasions, for a price of €0.01 each.

2.)	Resolves that the stock warrants issued pursuant to this authorization shall not confer the right to acquire a total number of shares greater than one hundred thousand (100,000) shares with a par value of €0.02, and further subject to the overall limit set forth in the ELEVENTH RESOLUTION.

3.)	Resolves that each stock warrant shall entitle the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 (hereinafter, “New Share”) at the market value of the Company’s shares, as determined on the date the Board of Directors actually grants the stock warrants, and delegates to the Board of Directors the authority to certify the exercise price, with the right to subdelegate its authority in accordance with applicable statutory and regulatory requirements. Such exercise price shall be equal to the closing price of the Sequans share on the NYSE on the date said stock warrants are actually granted.

4.)	Resolves that the stock warrants must be exercised within a period of ten years from the date they are issued, and that they shall cease to be valid after such date.

5.)	Resolves that the New Shares subscribed by exercising the stock warrants shall be subscribed for cash and paid in full, in cash, at the time of the subscription. Such New Shares shall be subject to all provisions of the Articles of Incorporation and Bylaws applicable to shares of the same class and shall enjoy all rights pertaining thereto as of the date the capital increase is completed.

6.)	Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of these stock warrants, by the shareholders, of their preemptive subscription rights to the shares that will be issued as said stock warrants are exercised. The increase in stated capital resulting from the exercise of the stock warrants shall be definitively completed merely as the result of a statement that the stock warrants are being exercised, accompanied by the subscription forms and payment of the subscription price.

- 5/9 -

7.)	Resolves, pursuant to Article L.225-138 of the French Commercial Code, to revoke the preemptive subscription rights afforded by Article L.225-132 of the aforementioned Code in favor of persons who meet the characteristics specified below, and who are selected by the Board of Directors:

•	The Company’s external partners (independent consultants, etc.) who contribute to the Company’s expansion and success.

8.)	Confers full powers on the Board of Directors to implement this authorization and, in particular, to:

•	Determine the beneficiaries of the stock warrants, in compliance with statutory provisions;

•	Determine the exercise price for these stock warrants in accordance with the procedures established by this general shareholders’ meeting;

•	Determine the conditions for exercising these stock warrants, in particular the dates for exercising the stock warrants;

•	Determine the procedure by which the rights of the holders of the stock warrants will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the stock warrants are still valid that can be carried out only by preserving the rights of said holders;

•	Inform the holders of the stock warrants, collect the subscriptions and payments of the price of the New Shares issued pursuant to the exercise of these stock warrants and certify completion of the corresponding capital increases;

•	In general, enter into all agreements, take all measures, perform all formalities with respect to the issue, listing, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Articles of Incorporation and Bylaws.

9.)	Lastly, points out that, in accordance with Article R.225-116 of the French Commercial Code, within a period of 15 days following each use of this delegation of authority, the Board of Directors shall prepare an additional report describing the definitive terms of the transaction. Such additional report shall be provided to the next general shareholders’ meeting.

10.)	Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this authorization.

11.)	Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to issue detachable stock warrants (“stock warrants”) and revoke shareholders’ preemptive subscription rights in favor of the holders of such warrants.

ELEVENTH RESOLUTION

SETTING AN OVERALL CEILING FOR ISSUES OF COMPANY STOCK SUBSCRIPTION OPTIONS AND STOCK SUBSCRIPTION WARRANTS (“STOCK WARRANTS”)

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

After having studied the Company’s Board of Directors’ report,

Sets the maximum number of new shares that may be issued pursuant to the issuance authorizations that are the subject of the NINTH and TENTH resolutions at one million three hundred fifty thousand (1,350,000) shares with a par value of €0.02.

TWELVTH RESOLUTION

AUTHORITY DELEGATED TO THE BOARD OF DIRECTORS TO CARRY OUT ONE OR MORE CAPITAL INCREASES UP TO A MAXIMUM NOMINAL AMOUNT OF €400,000 BY ISSUING SHARES AND/OR SECURITIES THAT CONFER RIGHTS TO THE COMPANY’S EQUITY AND/OR SECURITIES THAT CONFER THE RIGHT TO AN ALLOTMENT OF DEBT SECURITIES, RESERVED TO A SPECIFIC CLASS OF PERSONS, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH CLASS

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, after having studied the Board of Directors’ report and the statutory auditor’s report, In accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L.225-138 and L.228-92 of the French Commercial Code,

1.)	Delegates to the Board of Directors its authority for the purpose of carrying out one or more capital increases, on one or more occasions, of the size and at the times in its discretion, in euros, any other currency or a monetary unit established with reference to several currencies, by issuing ordinary shares (to the exclusion of preferred shares) or securities that confer rights to the Company’s equity or securities that confer the right to an allotment of debt securities, issued for consideration or free of charge, as governed by Articles L. 225-149 et seq. and L. 228-91 et seq. of the French Commercial Code. Subscriptions for shares and other securities may be made for cash or by a setoff against claims, and shall be paid in full at the time of the subscription.

2.)	Resolves that this delegation of authority may be used to finance the growth of the Company including, for example, acquisitions of companies or business activities, and in general any financing for the development of the Company.

3.)	Resolves that the maximum nominal amount of capital increases that may be carried out, immediately or in the future, pursuant to this delegation of authority shall be four hundred thousand euros (€400,000) (or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies). Any transactions involving the Company’s capital carried out after the date of this general shareholders’ meeting shall have no impact on the amount of this ceiling, which shall continue to apply up to the prescribed amount. Furthermore, if necessary, the nominal amount of the additional shares to be issued shall be added to this total amount in order to preserve the rights of the holders of securities that confer rights to the Company’s equity, in accordance with the law and applicable contractual provisions.

- 6/9 -

4.)	Resolves that the maximum nominal amount of securities that represent claims against the Company that may be issued, directly or indirectly, immediately or in the future, pursuant to this delegation of authority shall be thirty-five million euros (€35,000,000)(or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies).

5.)	Resolves to revoke the shareholders’ preemptive right to subscribe for the securities that are the subject of this authorization in favor of:

A-	any industrial partner that has a similar, complementary or related business to that of the Company;

B-	or institutional or strategic investors

(i)	that have, if necessary, the status of Qualified Institutional Buyers or Institutional Accredited Investors within the meaning of U.S. law or the status of qualified investors within the meaning of Article L. 411-2 of the French Monetary and Financial Code (Code Monétaire et Financier) (such as, for example, French or foreign investment funds, pension funds, banks, insurance companies and mutual funds) whose principal place of business, management or management company is located in the United States of America, Canada, the European Union, the European Economic Area, Russia, Japan, Korea, Taiwan, Hong Kong, Singapore or Israel;

(ii)	and that invest in companies with high growth potential and have a certain number of significant references making investments in small/mid cap equities;

C-	or any institution that acts as a depository in connection with a public offering by the Company of American Depositary Shares (“ADS”) on the NYSE.

6.)	Acknowledges the fact that this delegation of authority automatically constitutes an express waiver in favor of the holders of securities that confer rights to the Company’s equity that may be issued pursuant to this resolution, by the shareholders, of their preemptive right to subscribe for the shares to which the securities will confer rights.

7.)	Resolves that the issue price (or the amount of the consideration that the Company is to receive subsequently for each share to be issued in the event securities that confer rights to the Company’s equity are issued) will be set either (i) in accordance with market practices such as, for example, in the case of an underwritten deal or private placement by reference to the price obtained by comparing the number of securities offered for subscription with subscription requests made by investors, using “book-building” techniques as developed by professional practice in the market, or (ii) in accordance with objective share valuation methods that may be selected (including, if applicable, by reference to the price of the Company’s shares) and, if the Board of Directors deems necessary, with the assistance of independent valuation services.

8.)	Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation of authority.

9.)	Resolves that the Board of Directors shall have full powers to implement this delegation of authority, within the restrictions and subject to the conditions specified above and, in particular, to:

•	Draw up a list of beneficiaries within the class described above that may subscribe for the securities issued and the number of securities to allot to each one, subject to the restrictions specified above;

•	Set the amount of the issue(s) that will be carried out pursuant to this delegation of authority and decide inter alia the issue price (in accordance with the price-setting conditions specified above) and the dates, deadlines, procedures and conditions applicable to the subscription, delivery and dated date of the securities, subject to statutory and regulatory restrictions in force;

•	If applicable, establish the procedures for exercising the rights pertaining to shares or securities that confer equity rights that are to be issued and, if applicable, establish the procedures for exercising inter alia conversion, exchange and redemption rights, including by delivering assets to the Company, such as securities already issued by the Company;

•	Collect the subscriptions and corresponding payments and certify completion of the capital increases up to the amount of shares subscribed, and make the corresponding amendment to the Articles of Incorporation and Bylaws;

•	Pursuant to its sole initiative, set off the expenses of the capital increase(s) against the amount of the issue premium(s) generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of stated capital after each capital increase;

•	Decide and make all adjustments intended to take account of the impact of transactions on the Company’s capital, in particular, changes to the par value of shares, capital increases by capitalizing reserves, free allotments of shares, stock splits or reverse stock splits, distributions of reserves or any other assets, capital redemptions or any other transaction involving shareholders’ equity, and determine the procedures by which the rights of the holders of securities that confer equity rights will be preserved, if necessary;

•	In general, take all measures and perform all formalities of use with respect to the issuance, listing and financial servicing of the securities issued pursuant to this delegation of authority and for exercising the rights pertaining thereto.

10.)	Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to carry out one or more capital increases by issuing shares and/or securities that confer rights to the Company’s equity and/or securities that confer the right to an allotment of debt securities reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class specific class of persons and revocation of preemptive subscription rights in favor of such class.

- 7/9 -

THIRTEENTH RESOLUTION

AUTHORITY TO BE DELEGATED TO THE BOARD OF DIRECTORS TO DECIDE TO INCREASE STATED CAPITAL BY ISSUING SHARES RESERVED FOR EMPLOYEES AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH EMPLOYEES

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

after having studied the Board of Directors’ report and the statutory auditor’s special report,

acting in accordance with, firstly, the provisions of Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and, secondly, the provisions of Articles L. 3332-1 et seq. of the French Labor Code (Code du Travail),

1.)	Delegates to the Board of Directors its authority to decide to increase stated capital, on one or more occasions, up to a maximum total number of shares equal to 3% of stated capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more corporate savings plans (or any other membership plan for which applicable statutory and regulatory provisions permit reserving a capital increase under equivalent conditions) that may be set up within the group comprised of the Company and the French or foreign companies within the Company’s consolidation scope or combination of accounts.

2.)	Sets at eighteen (18) months, as of the date of this shareholders’ meeting, the period of validity of this delegation of authority.

3.)	Resolves that the issue price of the new shares or securities that confer equity rights shall be determined in accordance with applicable statutory and regulatory requirements.

4.)	Authorizes the Board of Directors to grant, free of charge, to the beneficiaries specified above, in addition to shares or securities that confer equity rights to be subscribed for cash, shares or securities that confer equity rights to be issued or already issued in order to offset all or part of a drop in value vis-à-vis the share subscription price, provided the benefit obtained from such allotment does not exceed applicable statutory or regulatory limits.

5.)	Resolves to revoke, in favor of the beneficiaries specified above, the preemptive right of shareholders to subscribed for the securities that are the subject of this authorization. Furthermore, said shareholders shall waive all rights to the restricted free shares or securities that confer equity rights that may be issued pursuant to this resolution.

6.)	Resolves that the Board of Directors shall have full powers to implement this delegation of authority, with the right to subdelegate its authority in accordance with legal requirements, within the limits and subject to the conditions specified above, for the purpose of setting the issuance and subscription conditions, certify completion of the resulting capital increases and make the corresponding amendments to the Articles of Incorporation and Bylaws and, in particular, to:

•	Establish, in accordance with legal requirements, a list of companies whose employees, employees on early retirement and retired employees may subscribe for the shares or securities that confer equity rights thus issued and, if applicable, may be entitled to restricted free shares or securities that confer equity rights;

•	Decide that the subscriptions may be made directly or through corporate mutual funds or other structures or entities permitted by applicable statutory and regulatory provisions;

•	Determine the conditions, in particular, seniority conditions, that the beneficiaries of the capital increases must meet;

•	If applicable, set off the expenses of the capital increases against the amount of the issue premiums generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of stated capital as a result of such capital increases;

•	In general, enter into all agreements, take all measures, perform all formalities with respect to the issuance, listing, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Articles of Incorporation and Bylaws.

7.)	Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority to the Board of Directors for the purpose of carrying out a capital increase reserved for employees.

FOURTEENTH RESOLUTION

POWERS AND FORMALITIES

The general shareholders’ meeting grants full powers to the bearer of the original, an excerpt or a copy of these minutes for the purpose of performing all publication, filing and other necessary formalities.

*        *

*

- 8/9 -

Attachment A

Stock Warrants Issuance Agreement

- 9/9 -

SEQUANS COMMUNICATIONS

Société anonyme au capital de 1.182.894,82 Euros

Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 COLOMBES

RCS Nanterre B 450 249 677

BSA (Warrants) Issuance Agreement

Dated June 29th, 2015

(1) SEQUANS COMMUNICATIONS

(2) THE HOLDER OF BSA

Summary

PREAMBLE : PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.	SUBSCRIPTION AND FEATURES OF BSA

	Article 1.	Holder of BSA
	Article 2.	Allotment and subscription of BSA
	Article 3.	Features and period of validity of BSA – Conditions of exercise
	Article 4.	Termination of the mandate of non-executive Board Member of Sequans Communications
	Article 5.	Setting of the subscription price for shares covered by the BSA

Title 2.	RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

	Article 6.	Suspension of the rights to exercise the BSA
	Article 7.	Conditions of exercise of BSA
	Article 8.	Delivery and form of shares
	Article 9.	Rights and availability of shares

Title 3.	REPRESENTATION OF HOLDERS - PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

	Article 10.	Representation of Holders
	Article 11.	Protection of Holders – Rights of the Company
	Article 12.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

WHEREAS

In a decision taken on June 29th, 2015, a combined general shareholders’ meeting (the “CGM”) voted in favour of the issuance a total number of 60,000 BSA, at the price of 0.01 Euro per BSA, allocated as follows :

-	Mr. Hubert de Pesquidoux	10,000 BSA
-	Mr. James Patterson	10,000 BSA
-	Mr. Dominique Pitteloud	10,000 BSA
-	Mr. Zvi Slonimsky	10,000 BSA
-	Mr. Alok Sharma	10,000 BSA
-	Mr. Yves Maître	10.000 BSA

Each BSA gives the Holder the right to subscribe for one ordinary share at the market value approved by the most recent Board of Directors prior to the actual issue of said BSA. This decision entails the suppression of the shareholders’ pre-emptive subscription rights with respect to the ordinary shares likely to be issued.

Furthermore, the Board of Directors was granted the power to increase share capital by a maximum nominal amount of Euro 1,200, with respect to 60,000 BSA, to record the successive increases in share capital as a result of the exercise of the BSA, and to carry out all formalities required as a result thereof.

The CGM, having eliminated the preferred subscription right of shareholders to the BSA, fully reserved subscription of these BSA for the subscribers designated by the CGM.

The purpose of this BSA issuance agreement (the “Issuance Agreement”) is to define the terms and conditions governing the BSA issued to each Holder with a vesting period.

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF BSA

Article 1.	Holder of BSA

The Holder is a physical person being an non-executive member of the Company’s Board of Directors, designated by the CGM.

The number of BSA allocated to the Holder is 10.000.

Article 2.	Allotment and subscription of BSA.

The BSA proposed to the Holders shall be subscribed at the price of 0.01 Euro per BSA, price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of BSA proposed to Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such shall be done no later than 10 days from the receipt of the aforesaid letter, by returning to the Company

•	the BSA subscription form duly signed,

•	as well as a copy of this Issuance Agreement attached to said letter, after the Holder has duly executed said copies.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE – SHALL RENDER THE BSA ISSUED IMMEDIATELY AND AUTOMATICALLY VOID.

Article 3.	Features and period of validity of BSA – Conditions of exercise

Provided they are subscribed for by the Holder, BSA are granted for a period of 10 years as from June 29th, 2015, date of their issuance by the CGM and subscription by the Holder.

BSA must be exercised within the aforementioned maximum period of 10 years; furthermore, the vesting schedule is at the rate of 1/3rd per year. For the sake of clarity, it is specified that, the Holder shall be entitled to exercise up to 1/3rd of his BSA on the first, up to 2/3rd on the second and without restriction on the third anniversary of the date defined by the CGM and reminded in the Individual Notification Letter.

Exercising a BSA entitles the Holder to subscribe for one ordinary share of Sequans Communications’ share capital at the price of USD [●] (closing price of Sequans Communications ADS on NYSE on 29 June 2015); the counter value in Euro shall be determined on the exercise date of the BSA.

This number of shares cannot be modified during the BSA’ period of validity, except in the event of an adjustment in the subscription price and any other adjustments in accordance with statutory and regulatory requirements.

Any BSA that is not exercised before the expiry of the aforementioned 10-year period shall be null and void.

Article 4.	Termination of the mandate of non-executive Board member of Sequans Communications

In the event of a termination, anticipated or not, of the Holder’s mandate as non-executive Board member of Sequans Communications, regardless of the reason, said Holder shall lose any and all rights with regard to BSA not yet exercisable on the date of the aforesaid termination (hereafter the “Termination Date”), in accordance with the schedule for exercising the BSA set under article 2 above.

However, the Holder retains the right to exercise BSA that are exercisable and that have not yet been exercised, provided that Holder exercises them within a period of ninety (90) days following the Termination Date.

After the expiry of such period, the Holder shall lose any and all rights with regard to unexercised BSA which shall be null and void.

Notwithstanding the above and in the event of death of the Holder, his heirs or beneficiaries shall have a period of 6 months to exercise the BSA. After the expiry of this 6-month period hereinabove, said heirs or beneficiaries shall lose all rights with regard to unexercised BSA.

However and should Sequans Communications be subject to an acquisition by a third company, all BSA subscribed by the Holder and not yet exercisable would nevertheless become exercisable from the effective date of such change of control, notwithstanding the schedule set out under article 3 above, allowing said Holder to exercise any and all remaining BSA, provided that such exercise occurs within a period of 30 days following the aforesaid acquisition.

Article 5.	Setting of the subscription price for shares covered by the BSA

The CGM decided that the subscription price for shares to be issued pursuant to an exercise of the BSA shall be equal to the closing price of Sequans Communications share on NYSE as determined on June 29, 2015.

This subscription price – with respect to this BSA Issuance Agreement - is set in the amount of USD [●] per share (ADS); the counter value in Euros shall be determined on the exercise date of the BSA. The par value of each share (ADS) is EUR 0.02.

This price may not be changed during the BSA period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

- 4/6 -

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6.	Suspension of the rights to exercise BSA

If necessary, the Board of Directors may suspend the right to exercise the BSA. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Holders of the BSA, indicating the date of the suspension and the date on which the right to exercise BSA will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a BSA expires during a period in which rights are suspended, the period for exercising the BSA shall be extended by 3 months.

Article 7.	Conditions of exercise of BSA

All requests for exercising BSA, documented by the signature of the corresponding subscription certificate, shall be sent to Sequans Communications, and must be accompanied by a cheque or a money transfer made out to the Company’s order in an amount corresponding to the number of shares subscribed. Alternatively, BSA may be exercised via any on-line equity incentives system which may be put in place by Sequans Communications.

Shares subscribed must be, at the time of subscription, either fully paid up in cash or by way of a set-off with a debt.

Failure to do so renders the subscription of shares null and void.

Article 8.	Delivery and form of shares

Shares acquired by exercising BSA are registered in the books of Sequans Communications as registered shares.

Article 9.	Rights and availability of shares

The ordinary shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These shares shall be immediately transferable.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.	Representation of Holders of BSA

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of BSA are grouped into a body with legal personality protecting their joint interests (the “masse”). General meetings of Holders meet at the registered office or in any other location of the department of the registered office or of bordering departments.

- 5/6 -

The masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his duties.

Article 11.	Protection of Holders – Rights of the Company

11.1	Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2	During the entire period of validity of the BSA, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of BSA. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly take the measures necessary to maintain the rights of the Holders, in compliance with applicable legal and/or regulatory provisions.

11.3	Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

11.4	The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

12.1	The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of BSA.

12.2	This Issuance Agreement becomes effective on the date of effective subscription of the BSA and ends on the first of the following dates: (a) the expiry date of the BSA, (b) the date on which all the BSA have been exercised or waived. In addition, it will cease to be binding on each BSA Holder on the date on which such holder ceases to hold any BSA.

12.3	This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the BSA will be referred to the relevant court of the district of the Cour d’appel of the registered office of the Company.

Executed in two (2) copies

SEQUANS COMMUNICATIONS

M.

(the “Holder””)

(The Holder shall initialize each page, sign the last page and write down: “read and approved”)

- 6/6 -